Gemplus International SA

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2006
GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)
GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☑

Gemplus International SA

GEMPLUS INTERNATIONAL SA
Gemplus International SA reports the AMF’s decision from the Commission des Sanctions
Luxemburg, 03 February 2006, Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card based solutions, today announces that the Commission des Sanctions of the AMF (Autorité des Marchés Financiers) has notified GISA of its decision in connection with the proceeding brought against Gemplus International (GISA), Marc Lassus, GISA’s former chairman, Ron Mackintosh, GISA’s former interim Chief Executive Officer and the audit firm, PriceWaterhouseCoopers, GISA’s auditors.
The Commission des Sanctions rejected most of the claims made against GISA by its college. The Commission ruled that GISA had not communicated any misleading information with respect to its accounting results for September 2001, November 2001 and July 2002. The Commission des sanctions also noted that GISA was not required to make any provision in its 2001 financial statements for the loan granted to its former chairman, Marc Lassus, by one of GISA’s indirect subsidiaries in 2000, therefore ruling out the claim that these financial statements were inaccurate.
The Commission des sanctions considered, however, that GISA had included inaccurate information with respect to the Company’s security in connection with the loan granted to Marc Lassus in its 2000 and 2001 documents de référence, and had provided an imprecise description of its relationship with Differentis in its document de référence for 2001.
The Commission des sanctions imposed upon GISA a fine of €600,000, an amount significantly lower than that initially mentioned in its report.
The Commission des sanctions considered that Marc Lassus, chairman of GISA at the time of the relevant events, had provided inaccurate information to the market with respect to the security in connection with the loan granted to him by one of the group’s indirect subsidiaries, with the purpose of deliberately misleading the market. The Commission imposed upon Marc Lassus a fine of €400,000, an amount very significantly higher than what was mentioned in the report.
Finally, the Commission considered that the proceeding initiated against Mr. Ron Mackintosh, former interim Chief Executive Officer of GISA, was groundless.
This proceeding involves GISA’s financial communication for the time period from 2001 to July 2002 and in no way relates to any subsequent period.
GISA, to which Marc Lassus has not yet repaid the above-mentioned loan, never intended to circulate misleading information on the market, neither in connection with security which the Company thought in good faith it benefited from vis-à-vis Mr. Lassus, nor in connection with its relationship with Differentis. Therefore, GISA has decided to appeal the decision of the AMF before the Paris Court of Appeal. The €600,000 corresponding to the fine have been recorded as a provision in GISA’s financial statements for the fourth quarter of 2005.
About Gemplus
Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source: Gartner-Dataquest 2005, Frost & Sullivan, Datamonitor). It has sold over 5.5 billion smart cards.
Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Healthcare, WLAN, Pay-TV, e-government, and access control.

Gemplus International SA

Gemplus’ revenue in 2004 was 865 million Euros.
www.gemplus.com

Press	Investor Relations

Gemplus	Gemplus
Remi Calvet	Céline Berthier
Mob. : +33 (0) 6 22 72 81 58	Tél. : +41 (0) 22 544 5054
Email : remi.calvet@gemplus.com	Email : celine.berthier@gemplus.com

Edelman	Fineo
Frédéric Boullard
Tél. : +33 (0) 1 56 69 73 95	Tél : +33 (0) 1 56 33 32 31
Email : frederic.boullard@edelman.com	Email : investors@gemplus.com
©2006 Gemplus. All rights reserved. Gemplus, the Gemplus logo, are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.
Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Gemplus International SA

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 3 February, 2006

By:	/s/ Frans SPAARGAREN
	Name:	Frans SPAARGAREN
	Title:	Chief Financial Officer